United States securities and exchange commission logo





                              June 12, 2024

       Bryant Owens
       President
       WF Card Funding, LLC
       550 S. Tyron Street
       Floor 18
       Charlotte, North Carolina 28202

                                                        Re: WF Card Funding,
LLC
                                                            WF Card Issuance
Trust
                                                            Registration
Statement on Form SF-3
                                                            Filed May 15, 2024
                                                            File Nos.
333-279409 and 333-279409-01

       Dear Bryant Owens:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form SF-3

       General

   1. Please confirm that the depositor or any issuing entity previously established, directly, or indirectly, by the
depositor or any affiliate of the depositor has been current and timely with the Exchange Act
reporting during the last twelve months with respect to the asset-
                                                        backed securities
involving the same asset class. Please refer to General Instruction I.A.2.
                                                        of Form SF-3. Please
also provide the CIK for any affiliate, including any issuing entities, of the depositor that
has offered a class of asset-backed securities involving the same asset class as this offering.
       Application of Collections of Finance Charges and Principal Payments, page 42

   2. We note that collections will be applied to "WF Card Series," "Other Series of Notes, if any," and "Funding
(Holder of the Transferor Interest)." However, the charts on page 43
 Bryant Owens
FirstName  LastNameBryant Owens
WF Card Funding,  LLC
Comapany
June       NameWF Card Funding, LLC
     12, 2024
June 12,
Page 2 2024 Page 2
FirstName LastName
         end the flow of funds at "Remainder to Issuing Entity." Please revise the chart on page 43 to clarify whether the reference to "Remainder to Issuing Entity" includes "Other Series of
         Notes, if any," "Funding" or something else.
WF CardSeries Required Subordinated Amount, page 45

3. We note in the second paragraph that "the issuing entity may change the RSA and the related percentages for any tranche of notes at any time." We also note that the related percentages of outstanding classes are stipulated in section 2.02 of the Indenture. In an appropriate section, please revise to describe how noteholders will be notified of any changes. Refer to Item 1111(g)(12) of Regulation AB.
Risk Factors
Other Legal and Regulatory Risks, page 60

4.       We note the disclosure that the    Supreme Court is likely to rule on
the constitutionality of
         the CFPB   s funding structure by the end of June. Depending on how
the Supreme Court
         rules on that question, the court in the late fee litigation may need to address the bases for a preliminary injunction that were previously not addressed in order to determine if the
         preliminary injunction should remain in effect.    Please revise to
reflect the Supreme
         Court   s ruling on the constitutionality of the CFPB   s funding
structure.
Use of Proceeds, page 88

5. We note the disclosure that the net proceeds from the sale of each series will be paid to
         Funding. Please revise to clarify whether any of the proceeds from the offering will be used by the issuing entity or if all net proceeds will be paid directly to Funding to use for its own purposes. If issuing entity will use a portion of the proceeds, revise to disclose how the issuing entity intends to use the proceeds, including the approximate amount intended to be used for each such purpose. Refer to Item 504 of Regulation S-K. If the issuing entity will not use any of the proceeds, revise to clarify whether the payment of net proceeds directly to Funding will result in a reduction of the Transferor's Interest.
The Receivables, page 171

6. We note that the receivables held by the issuing entity may include receivables that are contractually delinquent. Please revise to clarify whether any receivables at the time of transfer to the issuing entity will be delinquent. Also, confirm that delinquent assets will be limited to less than 20% of the asset pool. See General Instruction I.B.1(e) of Form
         SF-3.
Annex I
Review of Receivables in the Trust Portfolio, page 14

7.       We note your disclosure on page 11 that    Funding may add additional
receivables to the
         issuing entity at any time without limitation, provided the receivables are eligible
 Bryant Owens
WF Card Funding, LLC
June 12, 2024
Page 3
         receivables.    Please revise here to confirm that you will perform a
review of receivables
         that are added to the pool and whether the review will be the same or different than the one described in this section.
Exhibit 5.1 Legal Opinion, page 1

8. We note your legal opinion is limited to New York and Federal law. Please revise to also provide an opinion that covers Delaware law.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Shalini Shah at 202-551-5942 or Rolaine Bancroft at 202-551-3313 with any questions.



FirstName LastNameBryant Owens                                Sincerely,
Comapany NameWF Card Funding, LLC
                                                              Division of
Corporation Finance
June 12, 2024 Page 3                                          Office of
Structured Finance
FirstName LastName